SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of August, 2005
                                          ------------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  AMVESCAP PLC REPORTS RESULTS FOR SIX MONTHS
                                -------------------------------------------
                                ENDED 30 JUNE 2005
                                ------------------

For Immediate Release
Contact:       James Robertson
Phone:         404-724-4246
Contact:       Angus Maitland
Phone:         (44) 0207-379-5151

--------------------------------------------------------------------------------



                          AMVESCAP PLC REPORTS RESULTS
                       FOR SIX MONTHS ENDED JUNE 30, 2005

London, August 2, 2005 - AMVESCAP reported that profit before tax for the six months ended June 30, 2005 amounted to (pound)119.3 million ($213.5 million) compared to (pound)138.1 million ($250.0 million) for the first six months of 2004. The 2004 results included a gain of (pound)6.4 million arising from the sale of the U.K. business of Atlantic Wealth Management. Operating profit for the six months ended June 30, 2005 amounted to (pound)141.2 million ($252.7 million), compared to (pound)147.8 million ($267.5 million) for the first six months of 2004. Revenues totaled (pound)581.5 million ($1,040.9 million) in the first half of 2005, compared to (pound)577.1 million ($1,044.6 million) in 2004. Diluted earnings per share amounted to 9.5p for the 2005 period, compared to 11.0p for 2004's six months. (NYSE: AVZ).

                                                                  Results for Six Months Ended June 30,
                                                           2005               2004+/-              2005++            2004+++/-
                                                  --------------      ---------------      --------------      ---------------
Revenues                                           (pound)581.5m        (pound)577.1m           $1,040.9m            $1,044.6m
Profit before tax                                  (pound)119.3m        (pound)138.1m             $213.5m              $250.0m
Earnings per share:
   --basic                                                  9.6p                11.1p              $0.34+               $0.40+
   --diluted                                                9.5p                11.0p              $0.34+               $0.40+


+/- 2004 results have been restated in accordance with International Financial
   Reporting Standards ("IFRS"). See Note 8 for a reconciliation of AMVESCAP's U.K. GAAP results to IFRS.
+ Per American Depositary Share equivalent to 2 ordinary shares.
++ For the convenience of the reader, pounds sterling for the six months ended
   June 30, 2005 have been translated to US dollars using $1.79 per (pound)1.00 (2004: $1.81 per (pound)1.00). References to "$" in this release are to U.S. dollars unless otherwise indicated.

Commenting on the results, Chairman Charles W. Brady said, "We have had good profit growth in our Canadian, U.S. Institutional and U.K. businesses, in the first half of 2005. These results have been offset by weakness in the U.S. mutual fund business. Actions during the first half of 2005, including the sale of our retirement business and our continuing efforts to increase the efficiency of our shared operating platforms have strengthened the company for the future.

AMVESCAP remains focused on improving investment performance and maintaining the highest standards of client service." Mr. Brady added, "With the appointment of Marty Flanagan as Chief Executive Officer, AMVESCAP has the right leadership, resources and people to take advantage of the significant industry opportunities available globally for an independent company focused solely on investment management."

Effective January 1, 2005, AMVESCAP began recording its results of operations under International Financial Reporting Standards ("IFRS"). Prior to this date, AMVESCAP prepared its consolidated financial statements under U.K. Generally Accepted Accounting Practice ("U.K. GAAP"). The most significant changes affecting AMVESCAP's financial reporting due to the IFRS transition are:
        o The cessation of goodwill amortization (IFRS 3) and redenomination of goodwill to the currency of the underlying acquired entities (IAS 21)
        o The inclusion of a fair value charge in respect of outstanding employee share options granted after November 7, 2002 (IFRS 2)
        o The replacement of existing charges for awards under certain equity-based compensation plans with fair value charges spread over revised time periods (IFRS 2)
        o The inclusion in the balance sheet of all employee benefit liabilities (IAS 19)

The underlying business transactions and cashflows of AMVESCAP did not change upon transition to IFRS. The transition to IFRS resulted in the reduction of total shareholders' funds under U.K. GAAP at January 1, 2004 (transition date) of (pound)118 million. This reduction is due primarily to the redenomination of goodwill and management contract intangible assets into the currency of the underlying acquired entities. Under U.K. GAAP, these balances were recorded in pounds sterling. For the year ended December 31, 2004, the transition to IFRS resulted in the addition of (pound)151 million to profit for the year, primarily due to the cessation of goodwill amortization previously recorded under U.K. GAAP. Diluted earnings per share for the six months ended June 30, 2004 was 11.0p under IFRS, compared with 1.8p under U.K. GAAP. Diluted earnings per share under U.K. GAAP before goodwill amortization was 11.2p for the six months ended June 30, 2004. See Note 8 for further details.

AMVESCAP's first Annual Report under IFRS will be for the year ended December 31, 2005. The information presented in this earnings release is subject to the ongoing development of IFRS.

Financial Summary
Profit before tax for the three months ended June 30, 2005 amounted to (pound)60.3 million ($107.9 million) compared to (pound)64.5 million ($116.7 million) in the 2004 second quarter. Diluted earnings per share amounted to 4.8p (2004: 5.1p) for the three months ended June 30, 2005. Revenues for the three months ended June 30, 2005 amounted to (pound)295.5 million ($528.9 million) compared to (pound)288.8 million ($522.7 million) from the prior year's quarter.

Funds under management totaled $373.2 billion at June 30, 2005, compared to $382.1 billion at December 31, 2004. Institutional money market funds, included above, amounted to $40.6 billion at June 30, 2005, compared to $41.7 billion at December 31, 2004. Approximately 53% of the total funds under management were invested in equity securities, and 47% were invested in fixed income securities at June 30, 2005 (March 31, 2005: 54% equity and 46% fixed income). The equity securities were invested in the following disciplines at June 30, 2005: 33% in growth, 38% in core, and 29% in value styles (March 31, 2005: 34% in growth, 38% in core and 28% in value styles). At June 30, 2005, 48% of funds under management were managed in institutional products and 52% were managed in retail products (March 31, 2005: 48% in institutional products and 52% in retail products).

Average funds under management amounted to $375.1 billion for the first half of 2005 compared to $374.4 billion for the first half of 2004. Of these funds, average institutional money market fund levels totaled $41.0 billion for the first half of 2005 compared to $47.0 billion of the first half 2004. Average funds under management during the second quarter were $372.7 billion compared to $377.4 billion for the preceding quarter and $372.6 billion for the second quarter of 2004.

Changes in funds under management during the six months ended June 30, 2005 are as follows:

                                                AIM                      INVESCO
                                         --------------------- -------------------------------------
(billions)                   Total          U.S.      Canada       U.S.       U.K.      Europe/Asia        PWM
                          ------------   ---------  ----------  ---------- ----------- -------------- --------------
December 31, 2004              $382.1       $137.6       $34.6      $121.0       $49.6          $24.1          $15.2
Market gains/(losses)             4.4        (0.3)         0.9          --         2.6            1.4          (0.2)
Net new/(lost)
   business                     (8.2)        (7.4)         0.6       (3.9)         2.8          (0.6)            0.3
Change in money
   market funds                 (1.4)        (1.3)          --          --          --          (0.1)             --
Foreign currency                (3.7)           --         0.1       (0.3)       (2.1)          (1.4)             --
                          ------------   ---------  ----------  ---------- ----------- -------------- --------------
June 30, 2005                  $373.2       $128.6       $36.2      $116.8       $52.9          $23.4          $15.3
                          ============   =========  =========== ========== =========== ============== ==============
June 30, 2005 +          (pound)208.5  (pound)71.8 (pound)20.2 (pound)65.3 (pound)29.6    (pound)13.1     (pound)8.5
                          ============   =========  =========== ========== =========== ============== ==============

Changes in funds under management during the second quarter of 2005 are as follows:

                                                  AIM                      INVESCO
                                         ---------------------  -------------------------------------
(billions)                   Total          U.S.      Canada       U.S.       U.K.      Europe/Asia        PWM
                          ------------   ---------  ----------  ---------- ----------- -------------- --------------
March 31, 2005                 $375.4      $131.0       $35.9      $118.0       $51.6          $23.9          $15.0
Market gains/(losses)             5.8         1.5         0.6         0.9         1.8            1.0             --
Net new/(lost)
   business                     (5.7)       (4.5)         0.2       (1.9)         0.6          (0.4)            0.3
Change in money
   market funds                   0.5         0.6          --          --          --          (0.1)             --
Foreign currency                (2.8)          --       (0.5)       (0.2)       (1.1)          (1.0)             --
                          ------------   ---------  ----------  ---------- ----------- -------------- --------------
June 30, 2005                  $373.2      $128.6       $36.2      $116.8       $52.9          $23.4          $15.3
                          ============   =========  ==========  ========== =========== ============== ==============
June 30, 2005 +          (pound)208.5 (pound)71.8 (pound)20.2 (pound)65.3 (pound)29.6    (pound)13.1     (pound)8.5
                          ============   =========  ==========  ========== =========== ============== ==============

+ Translated at $1.79 per (pound)1.00.

Earnings before interest, taxes, depreciation, amortization and certain non cash and other items ("EBITDA") amounted to (pound)180.2 million ($322.6 million) in the six months ended June 30, 2005, compared to (pound)193.2 million ($349.7 million) for the six months ended June 30, 2004. Net debt at June 30, 2005 amounted to (pound)500.8 million compared to (pound)590.9 million at the end of 2004, excluding client cash.

The Board has declared an interim dividend of 4.0p per share (2004: 2.5p). The interim dividend will be paid on October 12, 2005 to shareholders on the register on September 9, 2005. The ex-dividend date for the dividend will be September 7, 2005.

Business Highlights
The AIM U.S. group reported revenues of (pound)201.5 million and operating profit of (pound)67.3 million. Funds under management amounted to $128.6 billion at June 30, 2005, including $40.6 billion relating to institutional money market funds. Performance of AIM's institutional money markets funds continues to be excellent, with several of its largest funds ranked by Lipper as the best performers in their categories for one, three and five-year periods. Several AIM funds were recognized by Lipper at their 2005 Fund Awards Ceremony: AIM International Small Company Fund was named Best International Small/Mid Cap Growth Fund over three years; AIM Global Equity Fund was named Best Global Multi-Cap Growth Fund over three years; AIM Real Estate Fund was named the Best Real Estate Fund over five years.

The AIM Canada group reported revenues of (pound)95.4 million and operating profit of (pound)50.9 million. Strong investment performance has led to AIM Trimark being named fund manager of the year in three of the last four years at the Canadian Investment Awards. Funds under management amounted to $36.2 billion at June 30, 2005.

The INVESCO U.S. group reported revenues of (pound)103.8 million and operating profits of (pound)26.7 million in the first half of 2005. Funds under management amounted to $116.8 billion at June 30, 2005. During the first six months, the CDO product group closed two deals totaling $1.9 billion in assets. The team manages 19 structures totaling $8.7 billion in assets and was recently recognized by EuroMoney magazine which named INVESCO as CDO Manager of the Year 2005.

INVESCO U.K.'s revenues amounted to (pound)110.2 million and operating profits of (pound)23.3 million for the first half of 2005, compared with (pound)10.9 million from the prior year. This business generated $2.8 billion in net sales during the period. Investment performance of the INVESCO Perpetual funds remain strong with over 80% of assets outperforming their peer group over both three and five years. INVESCO Perpetual was also named the Best Bond Fund Manager at the Financial Advisor 2005 awards. Funds under management were $52.9 billion at June 30, 2005.

Business Developments
Concurrent with the new law that allowed foreign investors to increase their stake to 49%, INVESCO Asia increased its ownership in the INVESCO Great Wall joint venture company from 33% to 49%. In the second quarter the sale of the U.S. DC administration business was announced. This transaction closed in July. In the first quarter the Group renewed its five year credit facility ahead of schedule and on enhanced terms. The new credit facility will lower ongoing bank lender fees and borrowing costs, and increase liquidity profile due to elimination of rollover risk.

AMVESCAP is a leading independent global investment manager dedicated to helping people worldwide build their financial security. Operating under the AIM, AIM Trimark, INVESCO, INVESCO Perpetual and Atlantic Trust brands, AMVESCAP strives to deliver outstanding products and services through a comprehensive array of retail and institutional products for clients around the world. The Company is listed on the London, New York and Toronto stock exchanges with the symbol "AVZ." Additional information is available at www.amvescap.com.

Members of the investment community and general public are invited to listen to the conference call today, Tuesday, August 2, 2005, at 2:30 p.m. BST (9:30 a.m.
EDT), by dialing one of the following numbers: 210-234-0004 or 1-888-201-4990 for U.S. callers. An audio replay of the conference call will be available until Tuesday, August 9, 2005, at 10:00 p.m. BST (5:00 p.m. EDT) by calling 402-998-1629 or 1-888-566-0043 for U.S. callers. The presentation slides that will be reviewed during the conference call will be available on AMVESCAP's Web site at www.amvescap.com.

                                      # # #

This release may include statements that constitute "forward-looking statements" under the United States securities laws. Forward-looking statements include information concerning possible or assumed future results of our operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, assets under management, acquisition activities and the effect of completed acquisitions, debt levels and the ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of our products and other aspects of our business or general economic conditions. In addition, when used in this report, words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "projects" and future or conditional verbs such as "will," "may," "could," "should," and "would" or any other statement that necessarily depends on future events, are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. We caution investors not to rely unduly on any forward-looking statements. In connection with any forward-looking statements, you should carefully consider the areas of risk described in our most recent Annual Report on Form 20-F, as filed with the United States Securities and Exchange Commission (SEC). You may obtain these reports from the SEC's Web site at www.sec.gov.

                                  AMVESCAP PLC
                          Consolidated Income Statement
                                   (Unaudited)
                                 (in thousands)


                                                  Six Months Ended June 30,
                                            ------------------------------------
                                                  2005                  2004
                                            ----------------      --------------
Revenues                                      (pound)581,496      (pound)577,102
Operating expenses                                 (440,341)           (429,310)
                                            ----------------      --------------
Operating profit                                     141,155             147,792
Investment income                                      2,065              10,317
Interest expense                                    (23,888)            (20,015)
                                            ----------------      --------------
Profit before taxation                               119,332             138,094
Taxation                                            (42,642)            (49,123)
                                            ----------------      --------------
Profit after taxation                                 76,690              88,971
Minority interests                                     (280)               (124)
                                            ----------------      --------------
Profit for the period attributable to
  equity holders of the parent                 (pound)76,410       (pound)88,847
                                            ================      ==============


Earnings per share:
   ---basic                                             9.6p               11.1p
   ---diluted                                           9.5p               11.0p
                                            ----------------      --------------
Average shares outstanding:
   ---basic                                         793,629              803,384
   ---diluted                                       801,073              809,942
                                            ----------------      --------------

                                  AMVESCAP PLC
                          Consolidated Income Statement
                                   (Unaudited)
                                 (in thousands)


                                                   Three Months Ended June 30,
                                            ------------------------------------
                                                  2005                   2004
                                            ----------------      --------------
Revenues                                      (pound)295,512      (pound)288,818
Operating expenses                                 (223,183)           (215,267)
                                            ----------------      --------------
Operating profit                                      72,329              73,551
Investment income                                        657               1,272
Interest expense                                    (12,729)            (10,317)
                                            ----------------      --------------
Profit before taxation                                60,257              64,506
Taxation                                            (21,532)            (23,023)
                                            ----------------      --------------
Profit after taxation                                 38,725              41,483
Minority interests                                     (202)                (40)
                                            ----------------      --------------
Profit for the period attributable to
  equity holders of the parent                 (pound)38,523       (pound)41,443
                                            ================      ==============


Earnings per share:
   ---basic                                             4.9p                5.2p
   ---diluted                                           4.8p                5.1p
                                            ----------------      --------------
Average shares outstanding:
   ---basic                                         793,822              804,415
   ---diluted                                       801,164              810,138
                                            ----------------      --------------

                                  AMVESCAP PLC
                           Consolidated Balance Sheet
                                   (Unaudited)
                                 (in thousands)

                                                              June 30, 2005           Dec 31, 2004
                                                           --------------------    -------------------
      Non-current assets
          Goodwill and intangible assets                      (pound)2,385,655       (pound)2,317,247
          Property and equipment                                       112,603                118,272
          Investments                                                   90,962                 70,070
                                                           --------------------    -------------------
                                                                     2,589,220              2,505,589
      Current assets
          Trade and other receivables                                  575,835                606,264
          Investments                                                  589,859                499,439
          Cash and cash equivalents                                    239,650                284,977
                                                           --------------------    -------------------
                                                                     1,405,344              1,390,680

      Total assets                                                   3,994,564              3,896,269
                                                           --------------------    -------------------

      Current liabilities
          Current maturities of long-term debt                              --               (41,411)
          Trade and other payables                                 (1,264,415)            (1,200,785)
                                                           --------------------    -------------------
                                                                   (1,264,415)            (1,242,196)

      Net current assets                                               140,929                148,484
                                                           --------------------    -------------------

      Non-current liabilities
          Long-term debt                                            (650,690)              (683,215)
          Provisions for liabilities and charges                    (122,269)              (124,793)
                                                           --------------------    -------------------
      Total liabilities                                            (2,037,374)            (2,050,204)
                                                           --------------------    -------------------
      Net assets                                              (pound)1,957,190       (pound)1,846,065
                                                           ====================    ===================

      Equity
          Share capital                                         (pound)202,916         (pound)202,664
          Share premium                                                707,788                700,888
          Shares held by employee trusts                             (237,972)              (237,972)
          Exchangeable shares                                          303,507                308,996
          Retained earnings                                            340,018                291,241
          Other reserves                                               639,356                578,934
                                                           --------------------    -------------------
          Equity attributable to equity holders of the
           parent                                                    1,955,613              1,844,751
          Minority interests                                             1,577                  1,314
                                                           --------------------    -------------------
      Total equity                                            (pound)1,957,190       (pound)1,846,065
                                                           ====================    ===================


                                  AMVESCAP PLC
                        Consolidated Cash Flow Statement
                                   (Unaudited)
                                 (in thousands)

                                                                                    Six Months Ended June 30,
                                                                              --------------------------------------
                                                                                   2005                  2004
                                                                              ----------------     -----------------
Operating profit                                                               (pound)141,155        (pound)147,792
Amortization and depreciation                                                          22,567                24,814
Interest paid, net of investment income                                              (20,962)              (17,290)
Taxation                                                                             (26,669)              (33,309)
Change in debtors, creditors, and other                                               (7,529)              (62,800)
                                                                              ----------------     -----------------
Net cash inflow from operating activities                                             108,562                59,207
Investing activities:
Capital expenditures, net of sales                                                   (10,230)               (9,677)
Purchase of fixed asset investments, net                                              (1,907)               (1,385)
Acquisitions and dispositions                                                         (1,265)              (28,195)
Financing:
Dividends paid                                                                       (41,002)              (53,312)
Net repayment of debt                                                               (112,566)              (13,716)
Other financing                                                                           400              (11,155)
                                                                              ----------------     -----------------
Decrease in cash and cash equivalents                                                (58,008)              (58,233)
Foreign exchange                                                                       12,681               (8,847)
Cash and cash equivalents, beginning of period                                        284,977               318,713
                                                                              ----------------     -----------------
Cash and cash equivalents, end of period                                       (pound)239,650        (pound)251,633
                                                                              ================     =================

                                  AMVESCAP PLC
                              Segmental Information
                                   (Unaudited)
                                 (in thousands)

                                                      Six Months Ended June 30, 2005
                                                                                      Operating
                                           Revenues             Expenses                Profit
                                       ----------------    --------------------    -----------------
AIM
       U.S.                             (pound)201,455        (pound)(134,179)        (pound)67,276
       Canada                                   95,383                (44,457)               50,926
                                       ----------------    --------------------    -----------------
                                               296,838               (178,636)              118,202
                                       ----------------    --------------------    -----------------
INVESCO
       U.S.                                    103,774                (77,057)               26,717
       U.K.                                    110,195                (86,897)               23,298
       Europe/Asia                              32,076                (36,478)              (4,402)
                                       ----------------    --------------------    -----------------
                                               246,045               (200,432)               45,613
                                       ----------------    --------------------    -----------------

Private Wealth/Retirement                       38,613                (43,103)              (4,490)
                                       ----------------    --------------------    -----------------
                                               581,496               (422,171)              159,325
Corporate                                           --                (18,170)             (18,170)
                                       ----------------    --------------------    -----------------
                                        (pound)581,496        (pound)(440,341)       (pound)141,155
                                       ================    ====================    =================

                                                      Six Months Ended June 30, 2004
                                                                                      Operating
                                           Revenues             Expenses                Profit
                                       ----------------    --------------------    -----------------
 AIM
       U.S.                             (pound)226,881        (pound)(140,598)     (pound)86,283
       Canada                                   84,699                (38,895)            45,804
                                       ----------------    --------------------    --------------
                                               311,580               (179,493)           132,087
                                       ----------------    --------------------    --------------
 INVESCO
       U.S.                                     90,863                (67,920)            22,943
       U.K.                                     93,778                (82,891)            10,887
       Europe/Asia                              38,518                (37,681)               837
                                       ----------------    --------------------    --------------
                                               223,159               (188,492)            34,667
                                       ----------------    --------------------    --------------

Private Wealth/Retirement                       42,363                (44,536)           (2,173)
                                       ----------------    --------------------    --------------
                                               577,102               (412,521)           164,581
Corporate                                           --                (16,789)          (16,789)
                                       ----------------    --------------------    --------------
                                        (pound)577,102        (pound)(429,310)    (pound)147,792
                                       ================    ====================    ==============

                                      Notes


1.   Accounting policies
     The accounting policies used in the preparation of the earnings release follow International Financial Reporting Standards ("IFRS") in effect as of the date of this release. The comparative period has been restated to apply these IFRS on a consistent basis (see Note 8). The most significant changes due to the IFRS transition are:
     o The cessation of goodwill amortization (IFRS 3) and redenomination of goodwill to the currency of the underlying acquired entities (IAS 21)
     o The inclusion of a fair value charge in respect of outstanding employee share options granted after November 7, 2002 (IFRS 2)
     o The replacement of existing charges for awards under certain equity-based compensation plans with fair value charges spread over revised time periods (IFRS 2)
     o The inclusion in the balance sheet of all employee benefit liabilities (IAS 19)

     AMVESCAP's first Annual Report under IFRS will be for the year ended December 31, 2005. The information presented in this earnings release is subject to the ongoing development of IFRS; however the policies applied to the information in this earnings release are consistent with those that are expected to be applied in the 2005 Annual Report. Please refer to www.amvescap.com for a more detailed discussion of these policies.

2.   Adoption of accounting standards
     The Group has adopted IAS 32, "Financial Instruments: Disclosure and Presentation" and IAS 39, "Financial Instruments: Recognition and Measurement" as of January 1, 2005. These standards require that financial assets and liabilities be recognized on the balance sheet and accounted for according to their underlying classification. Shareholders equity increased by (pound)15.2 million as a result of these changes primarily arising from the recognition of net unrealized gains on investments classified as available for sale.

3.   Taxation
     The taxation charge is primarily due to overseas taxation. A significant proportion of the tax charge is expected to arise from U.S. operations. The estimated effective tax rate is 35.7% in 2005 (2004: 35.6%).

4.   Earnings per share
     Basic earnings per share is based on the weighted average number of ordinary and exchangeable shares outstanding during the respective periods excluding shares purchased and held by employee share ownership trusts. Diluted earnings per share takes into account the effect of the potential issuance ordinary shares.

                                                                              2005
                                                 ---------------------------------------------------------------
                                                         Profit for the             Number of
                                                                 period                shares         Per share
                                                            (pound)'000                  '000            amount
                                                 -----------------------  --------------------  ----------------
     Basic earnings per share                                    76,410               793,629              9.6p
                                                                                                ================
     Dilutive effect of share-based                                                     7,444
       awards
                                                 -----------------------  --------------------
     Diluted earnings per share                                  76,410               801,073              9.5p
                                                 =======================  ====================  ================


                                                                              2004
                                                 ---------------------------------------------------------------
                                                         Profit for the             Number of
                                                                 period                shares         Per share
                                                            (pound)'000                  '000            amount
                                                 -----------------------  --------------------  ----------------
     Basic earnings per share                                    88,847               803,384             11.1p
                                                                                                ================
     Dilutive effect of share-based                                  --                 6,558
       awards
                                                 -----------------------  --------------------
     Diluted earnings per share                                  88,847               809,942             11.0p
                                                 =======================  ====================  ================

5.   Dividends
     A final dividend in respect of the 2004 year of 5.0p per share or (pound)41,002,000 ((pound)39,595,000 for ordinary shares and (pound)1,407,000 for exchangeable shareholders) was approved at the Annual General Meeting of Shareholders on April 28, 2005. This dividend was accrued on that date, and a payment was made on May 4, 2005, to shareholders on the register on April 1, 2005.

6.   Credit facility
     On March 31, 2005, the Company entered into a new five-year credit agreement ("credit facility") with a group of lenders, providing a revolving credit facility in an aggregate principal amount of up to $900 million. Under certain conditions, the aggregate commitments under the credit facility may be increased to $1.2 billion. The credit facility requires specified financial ratios to be maintained, including a maximum debt to EBITDA ratio of 3.25:1 and a minimum interest coverage of 4.0:1.

7.   Sale of AMVESCAP Retirement
     On April 21, 2005 the sale of AMVESCAP Retirement was announced, and the transaction closed on July 15, 2005. Total AMVESCAP Retirement assets and liabilities relating to the transaction held for sale at June 30, 2005 were (pound)8.7 million and (pound)2.0 million, respectively. For the six months ended June 30, 2005, AMVESCAP Retirement recorded revenues of (pound)16.7 million.

8.   Reconciliations from U.K. GAAP to IFRS
     Prior to December 31, 2004, AMVESCAP reported its results of operations under U.K. Generally Accepted Accounting Practice ("U.K. GAAP"). Beginning January 1, 2005,

     AMVESCAP transitioned from U.K. GAAP to International Financial Reporting Standards ("IFRS"). The tables below reconcile total shareholders' funds at December 31, 2003, and December 31, 2004 under U.K. GAAP to total equity under IFRS, and profit/(loss) after taxation for the six months ended June 30, 2004 and the year ended December 31, 2004 from U.K. GAAP to IFRS. Amounts are presented in millions.

     Reconciliation of total U.K. GAAP total shareholders' funds to IFRS total equity

                                           Dec 31, 2003            Dec 31, 2004
                                         ---------------          --------------
    U.K. GAAP total shareholders' funds     (pound)2,065            (pound)1,864
    IFRS Transition Adjustments:
    Goodwill and intangibles                       (130)                  (16)
    Shared based payment                             (7)                   (7)
    Defined benefit obligation, net                 (31)                  (30)
    Dividends                                         53                    41
    Other                                            (3)                   (6)
                                         ---------------          --------------
    IFRS total equity                       (pound)1,947            (pound)1,846
                                         ===============          ==============

     Reconciliation of U.K. GAAP profit/(loss) after taxation to IFRS profit/(loss) after taxation

                                               Six months ended      Year ended
                                                 June 30, 2004      Dec 31, 2004
                                               ---------------   ---------------
    U.K. GAAP profit/(loss) after taxation           (pound)15      (pound)(173)
    IFRS Transition Adjustments:
    Goodwill and intangibles                                74               153
    Defined benefit obligation, net                          1                --
    Sale of business                                         3                 3
    Other                                                  (4)               (5)
                                               ---------------   ---------------
    IFRS profit/(loss) after taxation                (pound)89       (pound)(22)
                                               ===============   ===============

     IFRS Transition Adjustments:
     Goodwill and intangibles. The Group has chosen to apply IFRS 3 prospectively from the date of transition. This has resulted in the value of goodwill arising from previous acquisitions being frozen at the value held on the Group balance sheet at January 1, 2004 and the reversal of any amortization charged in 2004. The Group has elected to apply IAS 21 retrospectively to its goodwill and intangible asset balances, which were previously recorded in pounds sterling from their respective acquisition dates. The result of this application is that the goodwill and intangible assets have been redenominated into their underlying currencies and will subsequently be re-measured each reporting date for the effect of changes in foreign exchange rates.

     Share-based payment. The Group will recognize a charge in the Profit and Loss Account for the fair value of outstanding share awards granted to employees after November 7, 2002. The charge has been calculated using a stochastic option valuation model and will be charged over the relevant vesting periods, adjusted to reflect expected and actual levels of vesting.

     Defined benefit obligation, net. The Group will recognize the net liability for defined benefit post retirement plan schemes on the balance sheet and will take actuarial gains and losses on a systematic basis to the Profit and Loss Account, in accordance with the permitted methods of recognition under IAS 19.

     Sale of business. During 2004, the Group disposed of its U.K. and Jersey businesses of Atlantic Wealth Management and included the previously written off goodwill related to this business in the calculation of the net gain resulting from the sale. Under IFRS 1 goodwill previously deducted from equity is not recognized in the opening balance sheet and that goodwill is not transferred into the Profit and Loss Account upon disposal of the business. This had the effect of increasing the gain reported under U.K. GAAP.

     Dividends. The Group will recognize dividends declared after the balance sheet date in the reporting period in which they are declared, as they represent non-adjusting events after the balance sheet date.

     Other. Other adjustments upon transition to IFRS include the recognition and establishment of accruals related to compensated absences, foreign exchange items and certain tax adjustments.

9.   Statutory financial statements
     The financial information shown in this earnings release is unaudited and does not constitute statutory financial statements. The 2004 Annual Report has been filed with the Register of Companies on which the auditors issued a report, which was unqualified and did not contain a statement under section 237(2) or section 237(3) of the Companies Act 1985.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  2 August, 2005                   By   /s/  Michael S. Perman
      --------------                        --------------------------
                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary